Covington & Burling LLP

BEIJING BRUSSELS LONDON NEW YORK	BRUCE C. BENNETT
SAN DIEGO SAN FRANCISCO SEOUL
SHANGHAI SILICON VALLEY WASHINGTON	THE NEW YORK TIMES BUILDING
620 EIGHTH AVENUE
NEW YORK, NY 10018-1405

T 212.841.1060
bbennett@cov.com

August 20, 2014

Mr. Todd K. Schiffman
Ms. Jessica Livingston
Mr. Chris Harley
Mr. Paul Cline
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Trustmark Corporation
File No. 000-03683
Form 10-K for the fiscal year ended December 31, 2013

Ladies and Gentlemen:

On behalf of our client, Trustmark Corporation (“Trustmark”), we submit this letter confirming Bruce Bennett’s conversation with Ms. Jessica Livingston of August 20, 2014, that Trustmark will provide responses to the Staff’s letter to Trustmark dated August 7, 2014 relating to the above-referenced Form 10-K for the fiscal year ended December 31, 2013, by August 28, 2014.  Should you have any questions regarding this letter, please contact the undersigned at 212.841.1060 or at bbennett@cov.com.

Sincerely,

/s/ Bruce C. Bennett

Bruce C. Bennett

cc:	Mr. Gerard R. Host
Mr. Louis E. Greer
Mr. T. Harris Collier, III
Trustmark Corporation

Mr. R. Michael Summerford
Chair of the Audit and Finance Committee of Trustmark Corporation